Fulbright Tower • 1301 McKinney, Suite 5100 • Houston, Texas 77010-3095 Main: 713 651 5151 • Facsimile: 713 651 5246

March 18, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Offshore Group Investment Limited
Amendment No. 2 to Registration Statement on Form S-4
Filed February 27, 2013
File No. 333-185117

Ladies and Gentlemen:

By letter dated March 15, 2013, Offshore Group Investment Limited (the “Company”) received the comments (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the above listed filing of the Company. On behalf of the Company and in response to the Comment Letter, we submit the following responses in conjunction with the filing of Amendment No. 3 to the Company’s Registration Statement on Form S-4 (File No. 333-185117) (“Amendment No. 3”). The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.

Amendment No. 2 to Registration Statement on Form S-4 Filed February 27, 2013

Exhibit 5.9

1.	In response to the following comments, please obtain and file a new or revised legality opinion to replace the opinion you first filed with the current amendment.

Response: The Company has obtained and filed as Exhibit 5.9 to Amendment No. 3 a revised legality opinion that address each of the following comments.

Signatures

2.	We refer you to the assumption which appears in paragraph 3(xv). It appears that a finding of compliance with “all legal requirements of the Domiciliation Law” is necessary for counsel to render the opinion set forth in opinion paragraph 4(1) regarding the Branch being “duly established and validly existing under Luxembourg Law.”

Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis

Munich • New York • Pittsburgh-Southpointe • Riyadh • San Antonio • St. Louis • Washington DC

www.fulbright.com

Securities and Exchange Commission

March 18, 2013

Therefore, counsel may not make that assumption. Please see generally prior staff comments 4 and 6 from our letter to you dated January 29, 2013.

Response: The Company has obtained and filed as Exhibit 5.9 to Amendment No. 3 a revised legality opinion to remove paragraph 3(xv) of the opinion.

Opinions of Counsel

3.	Please ask counsel to revise the assumption which appears in paragraph 3(xvii) to clarify the intended scope of “all information which is material” within the clause “disclosed all information which is material for the purpose of this Opinion,” if such clause is retained. As currently drafted, the assumption appears to be overly broad.

Response: The Company has obtained and filed as Exhibit 5.9 to Amendment No. 3 a revised legality opinion to revise paragraph 3(xvii) of the opinion as requested.

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If any member of the staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5128 or Joshua P. Agrons of this firm at (713) 651-5529.

Very truly yours,

/s/ Martin F. Doublesin

Martin F. Doublesin